FOR IMMEDIATE RELEASE               Contact:  Guy T. Marcus
July 26, 2000                                 Vice President-Investor Relations
                                              214/978-2691


                HALLIBURTON ANNOUNCES SECOND QUARTER EARNINGS OF
                               17 CENTS PER SHARE

         Dallas, Texas - Halliburton Company (NYSE:HAL) reported today that the company's 2000 second quarter net income was $75 million ($0.17 per share diluted) compared to $83 million ($0.19 per share diluted) in the 1999 second quarter.
         Revenues from continuing operations were $2.9 billion in the 2000 second quarter, about the same as the 2000 first quarter. Compared to the year-ago quarter, a 13 percent increase in the Energy Services Group's revenues substantially offset a 29 percent decrease in the Engineering and Construction Group's revenues.

2000 Second Quarter Segment Results

         The Energy Services Group business segment's 2000 second quarter revenues were $1.9 billion, a 13 percent increase over the year-ago quarter and a 10 percent increase sequentially. The Halliburton Energy Services business unit led the business segment with a 24 percent year-over-year quarterly revenue increase and a sequential quarterly improvement of 12 percent. The year-over-year quarterly revenue improvement for the business segment was primarily driven by a 36 percent increase in the U.S. which was complemented by a four percent increase internationally. On a sequential basis, U. S. revenues increased 13 percent, while international revenues were up nine percent.
International revenues represented approximately two-thirds of the Energy Service Group's total revenues during the quarter.

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Halliburton Company                                 page 2

         The Energy Services Group's operating income of $107 million in the 2000 second quarter increased 118 percent over the 1999 second quarter and 73 percent sequentially. The improvements are primarily due to higher capacity utilization and price improvements in Halliburton Energy Services' North American operations where incremental margins were 34 percent compared to the 1999 second quarter and 40 percent sequentially. Increased sales and profitability on software at Landmark Graphics also contributed to the segment's improved operating income. Brown & Root Energy Services' operating income remained slightly above breakeven sequentially due to continued low utilization of manufacturing and fabrication capacities as well as delayed customer projects.
         The Engineering and Construction Group business segment's revenues were $971 million in the 2000 second quarter, a 29 percent decline from the 1999 quarter and a 14 percent decline sequentially. Most of the decline was attributable to reduced customer spending levels associated with Kellogg Brown & Root's downstream petroleum industry business. Operating income from the Engineering and Construction Group in the 2000 second quarter was $36 million, flat sequentially and down from $64 million in the 1999 second quarter primarily due to the decline in revenues.

Discontinued Operations

         Earlier this year Halliburton announced plans to sell the company's Dresser Equipment Group's business units to sharpen focus on the company's core business activities. Therefore, such businesses are now accounted for as discontinued operations.
         Net income from discontinued operations in the 2000 second quarter was $23 million ($0.05 per share diluted) compared to $28 million ($0.06 per share diluted) in the 1999 second quarter. The decrease is due to the sale of Ingersoll-Dresser Pump and Dresser-Rand in late 1999 and early 2000.

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Halliburton Company                             page 3

         The sales of the remaining Dresser Equipment Group business units are expected during the fourth quarter of 2000 and the first quarter of 2001.

Technology and Business Successes

         During the last three months, Halliburton achieved a number of technology and business successes, including:

          o Halliburton and Petrobras signed contracts totaling more than $2.5 billion for the development of both the Barracuda and Caratinga deepwater oil fields in Brazil. Work totaling $1.7 billion will be performed by Halliburton's Brown & Root Energy Services and Halliburton Energy Services business units, and the balance will be performed by Petrobras under a subcontract.
          o Halliburton Energy Services announced that the initial trials of its revolutionary new technology, the Anaconda Advanced Well Construction System, have been successfully completed. Halliburton, along with Statoil of Norway, developed the first phase of this unique technology to economically enhance drainage and recovery of reserves in Statoil's mature North Sea fields.
          o Brown & Root Energy Services completed the installation of the 91,000 ton Malampaya concrete gravity sub-structure offshore Palawan Island in the Philippines. The installation was achieved three months ahead of schedule and marks the first such installation in the South China Sea.
          o Halliburton Energy Services entered into a strategic partnership with GeoMechanics International, Inc. (GMI), bringing together Halliburton's global leadership in logging-while-drilling and directional drilling services and GMI's leadership in providing wellbore stability software and consulting services to the worldwide energy industry.

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         Halliburton Company                           page 4

          o Halliburton  Energy Services  launched "Stim  Star II" - its  latest
            dynamically-positioned  stimulation   vessel for  the deepwater Gulf
            of Mexico.
          o Brown & Root Services has been awarded a logistical support contract by the U.S. Department of the Navy which is similar to the company's contract with the U.S. Army. The contract provides
            for  personnel,   equipment,  materials,  labor,  and  travel  for
            immediate response to emergencies caused by natural disasters, military conflict, and/or support of humanitarian assistance.

Dick Cheney Comments

         Dick Cheney, Halliburton's chairman of the board and chief executive officer, said, "I am pleased with the strong financial performance of our oil field services related businesses in the 2000 second quarter, particularly their performance in North America. With continued high demand for natural gas and relatively high depletion rates constraining production, we expect future business opportunities to increase. International business is just beginning to recover as the world crude oil supply/demand balance has tightened significantly. Our customers now indicate upward revisions to their exploration, development and production spending budgets to capitalize on the improved oil and gas outlook. Downstream petroleum industry spending, that significantly impacts Halliburton's engineering and construction business, will lag improvements in the upstream marketplace and will likely begin expansion in 2001."
         Cheney continued, "As you know, I have announced that I will be resigning from Halliburton effective August 16 to be George W. Bush's vice presidential running mate. I am proud to have had the opportunity to serve Halliburton's shareholders over the past five years, and I have every confidence that Dave Lesar, my successor, will provide excellent future leadership of the company."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company

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Halliburton Company                             page 5

serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended March 31, 2000 for a more complete discussion of such risk factors.

                                       ###



                               Page 9 of 11 Pages
                       The Exhibit Index Appears on Page 4

                               HALLIBURTON COMPANY
                        Consolidated Statements of Income
                                   (Unaudited)
                                                            Quarter Ended               Six Months Ended
                                                               June 30                       June 30
                                                      ------------------------      -------------------------
                                                         2000           1999           2000            1999
                                                      ---------      ---------      ---------       ---------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                 $  1,897       $  1,681       $  3,620        $  3,434
Engineering and Construction Group                         971          1,372          2,107           2,880
                                                      ---------      ---------      ---------       ---------
   Total revenues                                     $  2,868       $  3,053       $  5,727        $  6,314
                                                      =========      =========      =========       =========
Operating income
Energy Services Group                                 $    107       $     49       $    169        $    106
Engineering and Construction Group                          36             64             72             122
General corporate                                          (17)           (17)           (34)            (34)
Special charges and credits                                  -             47              -              47
                                                      ---------      ---------      ---------       ---------
   Total operating income                                  126            143            207             241

Interest expense                                           (33)           (33)           (66)            (68)
Interest income                                              3              6             10              37
Foreign currency losses, net                                (3)             3             (7)              2
Other nonoperating, net                                      -            (26)             -             (24)
                                                      ---------      ---------      ---------       ---------
Income from continuing operations
   before income taxes, minority interests,
   and change in accounting method                          93             93            144             188
Provision for income taxes                                 (36)           (33)           (56)            (71)
Minority interest in net income of subsidiaries             (5)            (5)            (9)             (9)
                                                      ---------      ---------      ---------       ---------
Income from continuing operations before
   change in accounting method                              52             55             79             108
Discontinued operations:
Income from discontinued operations                         23             28             45              56
Gain on disposal of discontinued operations                  -              -            215               -
                                                      ---------      ---------      ---------       ---------
   Total discontinued operations                            23             28            260              56
                                                      ---------      ---------      ---------       ---------
Cumulative effect of change in
   accounting method, net                                    -              -              -             (19)
                                                      ---------      ---------      ---------       ---------
Net income                                            $     75       $     83       $    339        $    145
                                                      =========      =========      =========       =========
Basic income per share:
Continuing operations before
   change in accounting method                        $   0.12       $   0.13       $   0.18        $   0.25
Income from discontinued operations                       0.05           0.06           0.10            0.12
                                                      ---------      ---------      ---------       ---------
                                                          0.17           0.19           0.28            0.37
Gain on disposal of discontinued operations                  -              -           0.49               -
Change in accounting method                                  -              -              -           (0.04)
                                                      ---------      ---------      ---------       ---------
Net income                                            $   0.17       $   0.19       $   0.77        $   0.33
                                                      =========      =========      =========       =========
Diluted income per share:
Continuing operations before
   change in accounting method                        $   0.12       $   0.13       $   0.18        $   0.25
Income from discontinued operations                       0.05           0.06           0.10            0.12
                                                      ---------      ---------      ---------       ---------
                                                          0.17           0.19           0.28            0.37
Gain on disposal of discontinued operations                  -              -           0.48               -
Change in accounting method                                  -              -              -           (0.04)
                                                      ---------      ---------      ---------       ---------
Net income                                            $   0.17       $   0.19       $   0.76        $   0.33
                                                      =========      =========      =========       =========

Basic average common shares outstanding                    444            440            443             440
Diluted average common shares outstanding                  449            444            447             443


                               Page 10 of 11 Pages
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

                               HALLIBURTON COMPANY
                         Pro Forma Statements of Income
                                   (Unaudited)
                                                            Quarter Ended               Six Months Ended
                                                               June 30                       June 30
                                                      ------------------------      -------------------------
                                                         2000           1999           2000            1999
                                                      ---------      ---------      ---------       ---------
                                                             Millions of dollars except per share data
Revenues
Energy Services Group                                 $  1,897       $  1,681       $  3,620        $  3,434
Engineering and Construction Group                         971          1,372          2,107           2,880
Dresser Equipment Group                                    354            617            691           1,280
                                                      ---------      ---------      ---------       ---------
    Total revenues                                    $  3,222       $  3,670       $  6,418        $  7,594
                                                      =========      =========      ==========      =========
Operating income
Energy Services Group                                 $    107       $     49       $    169        $    106
Engineering and Construction Group                          36             64             72             122
Dresser Equipment Group                                     37             53             73             107
General corporate                                          (17)           (17)           (34)            (34)
Special charges and credits                                  -             47              -              47
                                                      ---------      ---------      ---------       ---------
    Total operating income                                 163            196            280             348

Interest expense                                           (34)           (34)           (68)            (70)
Interest income                                              4              6             12              38
Foreign currency gains, net                                 (2)             4             (6)              3
Other nonoperating, net                                      -            (26)             -             (24)
                                                      ---------      ---------      ---------       ---------
Pro forma income before income taxes,
   minority interests, and change
   in accounting method                                    131            146            218             295
Provision for income taxes                                 (51)           (53)           (85)           (113)
Minority interest in net income
  of subsidiaries                                           (5)           (10)            (9)            (18)
                                                      ---------      ---------      ---------       ---------
Pro forma income before
   change in accounting method                              75             83            124             164
Cumulative effect of change in
   accounting method, net                                    -              -              -             (19)
                                                      ---------      ---------      ---------       ---------
Pro forma net income                                  $     75       $     83       $    124        $    145
                                                      =========      =========      =========       =========
Basic pro forma income per share:
Before change in accounting method                    $   0.17       $   0.19       $   0.28        $   0.37
Change in accounting method                                  -              -              -           (0.04)
                                                      ---------      ---------      ---------       ---------
Pro forma net income                                  $   0.17       $   0.19       $   0.28        $   0.33
                                                      =========      =========      =========       =========
Diluted pro forma income per share:
Before change in accounting method                    $   0.17       $   0.19       $   0.28        $   0.37
Change in accounting method                                  -              -              -           (0.04)
                                                     ----------      ---------      ---------       ---------
Pro forma net income                                 $    0.17       $   0.19       $   0.28        $   0.33
                                                     ==========      =========      =========       =========

Basic average common shares outstanding                    444            440            443             440
Diluted average common shares outstanding                  449            444            447             443

Note:  The above pro forma financial information is for comparative purposes and is presented on a basis other than generally accepted accounting principles.  This pro forma income statement excludes the gain on sale of the Dresser-Rand joint venture and treats Dresser Equipment Group as continuing operations.

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